EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

Mogo Inc. (the "Company" or "Mogo")

2100 – 401 West Georgia Street

Vancouver, British Columbia

V6B 5A1

Item 2. Date of Material Change

February 10, 2021

Item 3. News Release

A news release was disseminated on February 11, 2021 via BusinessWire.

Item 4. Summary of Material Change

On February 10, 2021, Mogo entered into a definitive investment agreement (the "Agreement") with Coinsquare Ltd. ("Coinsquare") and certain shareholders of Coinsquare pursuant to which Mogo will have the right to acquire up to a 40% ownership interest in Coinsquare. Initially, Mogo will acquire a 19.99% ownership interest in Coinsquare by way of a treasury subscription and a secondary purchase from current holders of common shares of Coinsquare (the "Coinsquare Shares") for total consideration of approximately $56.4 million, payable in a combination of cash and common shares of Mogo (the "Mogo Shares").

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On February 10, 2021, Mogo entered into the Agreement with Coinsquare and certain shareholders of Coinsquare pursuant to which Mogo will have the right to acquire up to a 40% ownership interest in Coinsquare. Initially, Mogo will acquire a 19.99% ownership interest in Coinsquare by way of a treasury subscription and a secondary purchase from current holders of Coinsquare Shares for total consideration of approximately $56.4 million, payable in a combination of cash and Mogo Shares.

Pursuant to the terms of the Agreement, Mogo will initially acquire (the "Initial Closing") a 19.99% ownership interest in Coinsquare, with the following transactions occurring at the Initial Closing:

•

Mogo will subscribe for 3,226,917 Coinsquare Shares from treasury (the "Subscription") for aggregate consideration of $23,491,955.76 (the "Subscription Price"). The Subscription Price will be paid by Mogo in cash and/or through the issuance of Mogo Shares at a deemed price of $9.20 per Mogo Share, representing a 15% discount to the 5-day volume weighted average trading price of the Mogo Shares on the TSX as of the close of trading on February 10, 2021, the last trading day prior to announcement of the Agreement. Mogo is required to pay at least two-thirds of the Subscription Price in cash.

•

Mogo will acquire 3,223,690 Coinsquare Shares from certain shareholders of Coinsquare (the "Vendors") in consideration for a cash payment of $11,734,231.60 and the issuance of 1,956,457 Mogo Shares (the "Acquisition", together with the Subscription, the "Initial Investment").

1

•

Coinsquare will issue Mogo a warrant (the "Warrant") to acquire up to 7,240,665 Coinsquare Shares for a period of 18 months from the date of the Initial Closing (the "Initial Closing Date"). The exercise price of the Warrant (the "Warrant Exercise Price") will be calculated immediately prior to the time of exercise of the Warrant (the "Exercise Time") and will be equal to the lesser of: (i) $8.29; and (ii) the price implied by the most recent bona fide equity financing of Coinsquare for gross proceeds of at least $5,000,000 completed prior to the Exercise Time. The aggregate Warrant Exercise Price may be paid by Mogo in cash and/or through the issuance of Mogo Shares at a deemed price per Mogo Share equal to the greater of: (i) the 30-day VWAP of the Mogo Shares prior to the date of such exercise of the Warrants; and (ii) the minimum price permitted by the Toronto Stock Exchange (the "TSX"). No less than one-half of the aggregate Warrant Exercise Price may be paid in cash.

In addition, under the Agreement, Mogo was granted a call option by, and provided a put right to, certain of the Vendors providing for the sale to Mogo of an additional 10% ownership interest in Coinsquare as follows:

o

Mogo will have the option (the "Call Option") to require the Vendors, on a proportional basis, to sell up to 3,223,690 Coinsquare Shares (the "Call Option Shares") to Mogo at a per share price equal to the lesser of: (i) $7.75 per Call Option Share; and (ii) the price implied by the most recent bona fide equity financing of Coinsquare for gross proceeds of at least $5,000,000 completed following the Initial Closing Date (the "Call Option Share Price"). On exercise of the Call Option, the aggregate price to be paid by Mogo to the applicable Vendors will be equal to the Call Option Share Price multiplied by the number of Call Option Shares Mogo wishes to purchase pursuant to the Call Option (the "Call Option Purchase Price"). The Call Option will expire on the earlier of: (i) the date upon which the Put Right (as defined below) is exercised; and (ii) the date that is 12 months after the Initial Closing Date.

o

The Vendors will have the right (the "Put Right") to require Mogo to purchase from the Vendors all but not less than all of the Call Option Shares, at a price of $7.75 per Call Option Share (the "Put Share Price"), such right being exercisable: (i) at any time after the six (6) month and before the twelve (12) month anniversary of the Initial Closing Date, provided that Coinsquare receives certain regulatory approvals; or (ii) at any time after the twelve (12) month anniversary and before the thirteen (13) month anniversary of the Initial Closing Date. On exercise of the Put Right, the aggregate price to be paid by Mogo to the Vendors will be equal to the Call Option Share Price multiplied by the number of Call Option Shares Mogo is required to acquire under the Put Right (the "Put Purchase Price"). The Put Right expires on the earlier of: (i) the date upon which the Call Option is exercised in full; and (ii) the date that is 13 months after the Initial Closing Date.

o

The Call Option Purchase Price (in the case of due exercise of the Call Option) or the Put Purchase Price (in the case of due exercise of the Put Right) will be paid by Mogo in cash and/or through the issuance of Mogo Shares at a deemed price per Mogo Share equal to the greater of: (i) the 30-day VWAP of the Mogo Shares prior to the date of the exercise of the Call Option or the Put Right, as the case may be; and (ii) the minimum price permitted by the TSX (the "Put/Call Price"). No less than one-half of the Call Option Purchase Price or Put Purchase Price consideration, as applicable, may be paid in cash (the "Minimum Option/Put Cash Amount").

o

If Mogo does not satisfy the Minimum Option/Put Cash Amount, the Call Option Share Price or the Put Share Price, as applicable, will be increased to $8.29 per Call Option Share and such aggregate purchase price will be paid and satisfied entirely by Mogo issuing Mogo Shares to the Vendors at the Put/Call Price.

o

Mogo may not exercise the Call Option until the later of: (i) May 31, 2021; and (ii) the date on which the audited financial statements of Coinsquare are prepared in accordance with the terms of the Agreement (the "Audited Financial Statements"). The Vendors cannot exercise the Put Right until the Audited Financial Statements have been prepared and delivered to Mogo.

•

All of the shareholders of Coinsquare, including Mogo, will enter into an amended and restated unanimous shareholder agreement of Coinsquare (the "New Shareholders Agreement"). Pursuant to the terms of the New Shareholders Agreement, among other things, Mogo will be granted a right to appoint one nominee to Coinsquare's board of directors, which may be increased to two nominees under certain conditions.

•

Mogo and Coinsquare will enter into an investor rights agreement, pursuant to which, among other things, Coinsquare will have the right to appoint one nominee to Mogo's board of directors for so long as Coinsquare owns at least one-half of the Mogo Shares issued to it in connection with the Subscription. This nomination right will expire if at any time any person acquires beneficial ownership (directly or indirectly, either alone or jointly with others) of twenty percent (20%) or more of the outstanding Coinsquare Shares or securities convertible into Coinsquare Shares, other than any person that holds such interest as of the date of the Agreement.

Under the terms of the Agreement, any Mogo Shares to be issued by Mogo as consideration for the Initial Investment must be issued as free-trading shares, subject only to a 60-day contractual transfer restriction set out in the Agreement applicable to one-half of such Mogo Shares. Additionally, certain of the Mogo Shares and cash consideration paid to certain of the Vendors will be subject to escrow restrictions as set out in the Agreement.

Closing of the transactions contemplated by the Agreement is subject to certain regulatory approvals, including the approval of the TSX and the Ontario Securities Commission, in addition to other customary closing conditions, and is expected to close in the first quarter of 2021.

The above summary is qualified in its entirety by reference to the terms of the Agreement, a copy of which may be found under Mogo's profile on SEDAR at www.sedar.com.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Gregory Feller, the President and Chief Financial Officer of the Company is knowledgeable about the material change described above. His business telephone number is 1-800-980-6646.

Item 9. Date of Report

February 17, 2021.

3